              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        The Lumpkin Foundation
        c/o Steven L. Grissom
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        January 1999

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below)
        (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned



                                                                                            5. Amount
                                                                                                of
                                                                                            Securities
                                                                                           Beneficially   6.  Owner-    7.  Nature
                                                                                           Owned at End   ship Form:        of
       1.  Title      2. Trans-                                                              of Month     Direct (D)     Indirect
           of          action           3. Trans-        4.  Securities Acquired (A) or                   or Indirect   Beneficial
        Security    Date(Month /       action Code              Disposed of (D)             (Instr. 3         (I)        Ownership
       (Instr. 3)     Day/Year)         (Instr. 8)            (Instr. 3, 4 and 5)             and 4)      (Instr. 4)    (Instr. 4)

                                    Code        V        Amount   (A)or(D)      Price
      Class A       01/08/99        S                   769       D           $35.00                     D
      Common
      Stock

                    01/11/99        S                   1,154     D           35.13                      D

                    01/12/99        S                   1,924     D           36.00                      D

                    01/13/99        S                   1,923     D           35.00                      D

                    01/14/99        S                   1,538     D           36.50                      D

                    01/14/99        S                   385       D           36.75                      D

                    01/15/99        S                   192       D           37.00                      D

                    01/19/99        S                   1,731     D           37.88                      D

                    01/19/99        S                   769       D           38.00                      D

                    01/19/99        S                   384       D           38.25                      D

                    01/19/99        S                   385       D           38.00                      D

                    01/19/99        S                   385       D           38.13                      D

                    01/20/99        S                   1,923     D           38.50                      D

                    01/20/99        S                   538       D           39.00                      D

                    01/25/99        S                   769       D           39.00       189,280        D
/TABLE




                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                            9.
                                             5.                                                      Number       10.
                                           Number           6.                                         of        Owner-
                2.                        of Deriv-        Date                                      Deriva-      ship       11.
             Conver-                      ative Se-       Exer-                             8.        tive      Form of    Nature
     1.        sion      3.               curities       cisable              7.           Price     Securi-    Deriva-      of
    Title    or Exer-  Trans-      4.     Acquired         and             Title and        of        ties        tive    Indirect
     of        cise    action    Trans-    (A) or        Expira-           Amount of      Deriva-   Benefici-  Security:   Benefi-
   Deriva-   Price of   Date     action   Disposed         tion           Underlying       tive    ally Owned  Direct (D)   cial
    tive     Deriva-   (Month/    Code     of (D)          Date           Securities     Security   at End of or Indirect Ownership
  Security     tive     Day/     (Instr. (Instr. 3,      (Month/           (Instr. 3      (Instr.     Month       (I)      (Instr.
 (Instr. 3)  Security   Year)      8)     4 and 5)      Day/ Year)          and 4)          5)     (Instr. 4)  (Instr. 4)    4)
 ----------  --------  -------  --------- ---------  ---------------- ------------------ --------   ---------  ---------- ---------

                                                                               Amount
                                                      Date                      or
                                Code  V   (A)  (D)    Exer-  Expir-            Number
                                ---- --- ----------   cis-   ation              of
                                                      able   Date       Title  Shares
                                                     ------- --------  ------- --------




     SIGNATURE OF REPORTING PERSON:

   The Lumpkin Foundation


   By:
        Steven L. Grissom
        Assistant Treasurer


   DATE: February 8, 1999